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                            HOUSTON OPERATING COMPANY
                       610 NEWPORT CENTER DR., SUITE 1400
                             NEWPORT BEACH, CA 92660

                INFORMATIONAL STATEMENT PURSUANT TO SECTION 14(F)
      OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND RULE 14 F-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

          Enclosed is an informational statement provided pursuant to Section 14
(f) of the Securities and Exchange Act of 1934 in connection with the change in the Board of Directors of Houston Operating Company, a Delaware corporation (the "Company"). This information is being mailed on May 12, 2003 to shareholders of record on April 28, 2003.

         As of April 28, 2003, J.R. Nelson, a majority shareholder, officer and director of the Company sold 7,030,000 shares of common stock of the Registrant to Speed Action Limited, a British Virgin Islands corporation pursuant to the Share Purchase Agreement, dated as of April 25, 2003, (the "Agreement") by and among J.R. Nelson, the Company and Speed Action Limited (the "Closing"). There are 7,795,172 shares of the Company's common stock issued and outstanding as of the date hereof. As a result of the stock sale, Speed Action Limited became the majority shareholder of the Company holding approximately 90% of the Company's common stock.

         Pursuant to the Agreement, the Board of Directors of the Company shall resign and be replaced with the designees of Speed Action Limited set forth below, effective approximately on the tenth day following the mailing of this informational statement, and the current officers will resign upon the closing of the transactions contemplated in the Agreement. The current director of the Company is J. R. Nelson. This informational statement does not provide all of the information regarding the Agreement. A copy of the Form 8-K describing the Agreement and the transactions contemplated thereby is available upon request from the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         As of April 28, 2003, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.001 per share of which there are 7,795,172 shares issued and outstanding. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. The following table sets forth the beneficial ownership of the Company's Common Stock as of April 28, 2003 by each person known to the Company to own more than five percent (5%) of the Company's Common Stock and by each of the Company's current directors and nominees for election as directors, and by all directors and officers of the Company as a group. The table has been prepared based on information provided to the Company by each shareholder and gives effect to the issuance of shares pursuant to the Agreement.

                                      AMOUNT OF
NAME AND                              BENEFICIAL          PERCENT OF
ADDRESS                               OWNERSHIP (1)       CLASS (1)
-------                               -------------       ---------

Chin Sin Low (1)                      7,030,000 (2)         90.09%
President, CFO and Director

Florence Mei Fong Choong (1)                  0                 *
Nominee Director and Secretary

J.R. Nelson (3)                          55,848                 *
Director
11145 W. Rockland Dr.
Littleton, CO 80127

All Directors and Officers
as a Group (3 persons)                7,085,848             90.90%
_______________________________

*       Less than 1%

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As used in this table, "beneficial ownership" is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the shares shown. Except as indicated by footnote and subject to community property laws where applicable, to the Company's knowledge the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(1) C/o Houston Operating Company address: 610 Newport Center Dr., Suite 1400, Newport Beach, CA 92660
(2) Based on 7,795,172 shares of common stock of the Registrant held indirectly by Mr. Low. Mr. Low is a beneficial owner of Speed Action Limited, a BVI corporation and a direct beneficial owner of the shares.
(3) Mr. Nelson's resignation from the Board of Directors of the Company is effective 10 days from the date of mailing of this information statement.

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names of the two persons who will constitute the Board of Directors, together with information concerning each person. Each elected director will serve until the Company's next annual meeting of shareholders or until his successor shall be duly elected and shall qualify.

     Mr. Chin Sin Low, 42, is the founder and managing director of Thico Limited. Thico Limited is the exclusive distributor of a Japan health product called Sun Chlorella in Hong Kong since 1989. Prior to founding Thico Limited, he held various senior positions with several health food related private companies. Mr. Low received his Bachelor of Commerce degree from the University of Windsor, Canada in 1984.

     Florence Mei Fong Choong, age 36, graduated from the New York City Technical College with a Professional A.A.S. Degree in Advertising in 1989. Ms. Choong has been performing art designs of all kinds of apparels as well as product sourcing in the past 5 years. She is also well experienced in managing trading business in connection with apparels.

EXECUTIVE OFFICERS

     Mr. Low will serve as the Company's President and Chief Financial Officer and Ms. Choong will serve as the Company's Secretary.

LEGAL PROCEEDINGS

         None of the Company's directors, officers or 5% beneficial owners are presently a party to any material legal proceeding.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES AND EXCHANGE ACT OF 1934

     Mr. Low and Ms. Choong have not been subject to reporting requirements of
Section 16(a) of the Exchange Act in fiscal year ending December 31, 2002.

EXECUTIVE COMPENSATION

         No executive officers received compensation in excess of $100,000 for the year ended December 31, 2002.

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Dated: April 28, 2003.

                                        HOUSTON OPERATING COMPANY

                                        /s/ Chin Sin Low
                                        ------------------------------
                                        Chin Sin Low, President and Director
                                        The Board of Directors

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